UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2011
☐ Transition Report on form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Perfect World Co., Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

Perfect World Plaza, Tower 306, 86 Beiyuan Road

Address of Principal Executive Office (Street and Number)

Chaoyang District, Beijing 100101, Peoples’ Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Perfect World Co., Ltd. (the “Company”) is unable to complete its annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “2011 Form 20-F”) by April 30, 2012. The Company plans to file the 2011 Form 20-F on or before May 15, 2012, as permitted under Rule 12b-25.

SEC 1344 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kelvin Wing Kee Lau	(86 10)	5780-5700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          Yes     ☒        No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has disclosed the following unaudited results of operations prepared internally by the Company for the fiscal year ended December 31, 2011 in a press release dated March 15, 2012, which was filed with the Commission on Form 6-K on March 16, 2012.

Total revenues were RMB2,983.4 million (USD474.0 million) in fiscal year 2011, as compared to RMB2,383.6 million in fiscal year 2010. Operating profit was RMB1,023.3 million (USD162.6 million) in fiscal year 2011, as compared to RMB878.4 million in fiscal year 2010. Net income attributable to the Company’s shareholders was RMB984.0 million (USD156.3 million) in fiscal year 2011, as compared to RMB840.7 million in fiscal year 2010. Basic and diluted earnings per ADS were RMB20.18 (USD3.21) and RMB19.27 (USD3.06), respectively, in fiscal year 2011, as compared to RMB16.80 and RMB15.87, respectively, in fiscal year 2010.

Perfect World Co., Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 27, 2012	By: /s/ Kelvin Wing Kee Lau
		Name:	Kelvin Wing Kee Lau
		Title:	Chief Financial Officer